Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 29, 2011

Relating to Preliminary Prospectus dated June 22, 2011

Registration No. 333-172656

AG Mortgage Investment Trust, Inc.

5,500,000 Common Shares

This free writing prospectus is being filed to advise you of the availability of a revised preliminary prospectus, dated June 29, 2011, included in Amendment No. 7 to the Registration Statement on Form S-11 (File No. 333-172656) of AG Mortgage Investment Trust, Inc. (the “Company”), as filed with the Securities and Exchange Commission on June 29, 2011 (as so amended, the “Registration Statement”), relating to the Company’s proposed offer and sale of shares of its common stock, and to provide you with a hyperlink to the current version of the Registration Statement. This free writing prospectus relates only to the securities described in the Registration Statement, is only a summary of the changes included in the revised preliminary prospectus and should be read together with the revised preliminary prospectus.

To review the revised preliminary prospectus included in the Registration Statement, click the following link on the SEC web site at www.sec.gov as follows (or if such address has changed, by reviewing the Company’s filings for the relevant date on the SEC web site):

http://www.sec.gov/Archives/edgar/data/1514281/000119312511177177/0001193125-11-177177-index.htm

Number of Shares of Common Stock to be Offered in the Initial Public Offering:	5,500,000

Over-allotment Option:	825,000

Net proceeds to us:	Approximately $108.2 million, after deducting estimated offering expenses payable by us (excluding the underwriters’ option to purchase up to an additional 825,000 common shares)

Percentage Beneficial Ownership of AG Funds, L.P., Officers and Directors Post Offering:	6.1%, or 5.6% if the underwriters exercise their over-allotment option in full.

Percentage Beneficial Ownership Subject to Lockup Agreements Post Offering:	6.1%, or 5.6% if the underwriters exercise their over-allotment option in full.

Shares Outstanding After Initial Public Offering and Concurrent Private Placement:	9,251,250(1) shares.

(1)

Excludes the underwriters’ option to purchase up to an additional 825,000 shares of common stock. Includes 3,705,000 shares to be sold in the concurrent private placement. Excludes 1,602,500 shares of common stock issuable upon the exercise of the private placement warrants received by the private placement investors. Includes 6,000 shares of restricted common stock to be granted to our independent directors and 40,250 shares of restricted common stock to be granted to our Manager under our equity incentive plans upon the completion of this offering. Excludes 231,250 shares of our common stock available for future grant under our equity incentive plans. Excludes 100 shares of common stock that we sold to AG Funds, L.P. at $10.00 per share in connection with our formation because we will repurchase these shares at their issue price shortly before the completion of this offering.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the prospectus relating to the offering may be obtained from Deutsche Bank Securities, telephone: 800-503-4611, e-mail: prospectus.cpdg@db.com

The information presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein. This information does not purport to be a complete description of the securities or of the offering. Please refer to the Preliminary Prospectus, as amended hereby, for a complete description.

1.1